EFT BIOTECH HOLDINGS, INC.
929 Radecki Court
City of Industry, CA  91789
Telephone No.: (626) 581-0388

 February 11, 2009

VIA EDGAR
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	H. Christopher Owings
Assistant Director

Re:	EFT BioTech Holdings, Inc.
Registration Statement on Form 10
File No.:  1-34222

Dear Mr. Owings:

In connection with the foregoing matter, we hereby request an extension for an additional 30 days to file Amendment No. 1 to Form 10. Whereby acknowledge our understanding that the Form 10 went effective by operation of law on February 9, 2009 and our filing responsibilities under the Securities Exchange Act of 1934, as amended.

If you should have any questions or comments regarding this request, please contact our attorney, Virginia K. Sourlis, Esq. of The Sourlis Law Firm at (732) 530-9007.

Thank you for your assistance with this matter.

Very truly yours,

EFT BIOTECH HOLDINGS, INC.
By:	/s/ Jack Jie Qin
Name:	Jack Jie Qin
Title:	President, Chief Executive Officer and Chairman
(Principal Executive Officer)